SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province China

January 31, 2006

Via EDGAR and Telecopy

United States Securities and Exchange Commission
Washington, D.C.  20549

Attention:  George F. Ohsiek, Jr., Branch Chief

Dear Mr. Ohsiek:

          This is in reply to your letter of September 15, 2005 the original of which, as you may know, never reached the Company.  We are concurrently filing herewith the amended Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

FORM 10-KSB for the year ended December 31, 2004

          Item 6.  Management’s Discussion and Analysis or Plan of Operations, Page 14

          Results of Operations, Page 18

          1.          Sales for the year ended December 31, 2004 of approximately $46.8 million are attributed to unit sales of 3,513,000 at an average selling price of $10.23 per unit. Your disclosure addresses approximately $35.9 million of the annual sales.  Please revise your filing to provide a comprehensive discussion of the remaining $10.9 million change in sales for the year.  Ensure that all material components of sales are addressed. Similarly, your Form 10-QSB for the quarter ended March 31, 2005 appears to address only $2 million of the $5.4 million increase in sales. Please revise your filings accordingly.

Company Response

          We have revised our disclosures in the MD&A of the changes in our sales for the year ended December 31, 2004 to explain the increase in sales for the year.

          2.          In light of your disclosure on page 8 that increases in raw materials prices, especially steel, have had an adverse impact on gross margin and are expected to continue to do so, your discussion of cost of sales should also be revised to quantify, if practicable, the impact of raw materials prices on gross margins.  We assume that disclosure of units of steel consumed and average market price of steel would be useful in achieving this objective.  If you believe that other disclosures would be more meaningful to a reader, please advise.

United States Securities and Exchange Commission
January 31, 2006

Company Response

          We have revised our disclosure on page 8 and the MD&A on Page 18 to quantify the impact that the increases in raw material prices had on our gross margin.

          3.          You state that selling, general and administrative (SG&A) expenses increased as a percentage of sales from fiscal 2003 to fiscal 2004 primarily due to the economies of scale resulting from the increase in sales.  Economies of scale would normally be expected to result in a decrease in SG&A expenses as a percentage of sales.  Please revise.  Refer to Item 303 of Regulation S-B and SEC Release No. 33-8350.

Company Response

          We have revised our discussions of the changes in selling, general and administrative expenses.

Item 7.  Financial Statements

          4.          Please revise Note I to clearly describe your basis for presentation.  Please tell us with reference to authoritative guidance why you feel your presentation is appropriate.  Please ensure you address your presentation of the non-transferred business as discontinued operations and the separate presentation of successor and predecessor financial statements in both your revision and response.  Please provide a diagram of your corporate structure as of January 19, 2004 and December 31, 2004 so that we may better understand your financial reporting for 2003 and 2004.  Please also revise subsequent Forms 10-QSB.

Company Response

          We have revised Note 1 to clearly describe our basis of presentation including the separate presentation of the successor and predecessor financial statements and the presentation of the non-transferred business as discontinued operations.

          By way of background, in March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, plant and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

United States Securities and Exchange Commission
January 31, 2006

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

          A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

          Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.  Prior periods were restated to reflect comparable prior period results of the Transferred Business.

          Prior periods were restated to remove the effects of the assets, liabilities and results of operations of the non-transferred business to provide year-to-year comparability of the successor company’s financial statements. The non-transferred business consisted primarily of the assets and liabilities related to the Ruili Group’s real estate.

          Comparability among years is an important factor in presenting segments or asset groups of an enterprise. Paragraph 22-23 of FAS 131 suggests that if a prior year segment or asset group no longer qualifies as a segment, but management believes it to be of continuing significance, then information about that segment shall continue to be presented.

          To properly present the financial statements of the successor company for the year ended December 31, 2004 and to provide comparability with prior years, the Company believes presenting the financial statements of the previous year by reflecting the non-transferred business as discontinued operations most appropriately accomplishes that goal.

United States Securities and Exchange Commission
January 31, 2006

          The financial statements for the year ended December 31, 2003 were presented in the previously filed Form 8-K.  The financials showed both the Transferred Business and non-transferred business.  Presenting the previously filed financial statements restated to present the portion of the successor company’s business that will not continue provides the reader with continuity from one period to the next with course of events which transpired between periods.

          Paragraph 34 of FAS 131 goes on to say that “an enterprise may change the structure of its internal organization in a manner that causes information about its reportable segments to lack comparability with previous period information. In this situation, and where practicable, previous period information presented for comparative purposes should be restated in accordance with the revised organization”.

          The Company believes that they presented the restated financials in accordance with the revised organization to achieve comparability by displaying the non-transferred business as a discontinued operation.

          The Company believes that the non-transferred business (which consisted primarily of the real estate and related debt) qualifies as a segment under FAS 144 paragraphs 4, 41 with related references to FAS 131 paragraph 10, 11.  The real estate component represents a low level of assets for which identifiable cash flows are independent of other groups of assets and liability; and assets disposed of together as a group in a single transaction.  Additionally, having earned revenues is not a requirement for a component of a business to be a segment.

          In light of the above, the Company believes the presentation of the prior period financial statements with the discontinued operations is the most meaningful portrayal of the financial events of the Company for the periods presented.

          5.          Please revise your financial statements throughout to refer to Sorl Auto Parts, Inc. and subsidiaries.  The audit report should be similarly revised.

Company Response

          We have revised the financial statements and the audit report throughout to refer to Sorl Auto Parts, Inc. and subsidiaries.

          6.          When predecessor financial statements are presented a related audit report should be included.  Please revise to include the audit report covering the period as of and for the year ended December 31, 2003.

Company Response

          We have included the audit report covering the period as of and for the year ended December 31, 2003 from the predecessor auditor, Clancy & Company.

          7.          On January 19, 2004 $6,390,000 was paid by Fairford Holdings Limited (Fairford) for the Ruili Group Corporation China’s (Ruili) transferred business.  You state that the consideration was based on a valuation by an independent valuation firm.  Please tell how this transfer was recorded.  Specifically, note if the transferred business was recorded at fair value or the carrying amount.  Please also tell us how the transfer from Fairford to Ruili Group Ruian Auto Parts Co., Ltd. (Joint Venture) was recorded by Fairford.  Transfers of assets from controlled or controlling related parties generally should not be recorded by the transferee at stepped-up values, rather the transfers should be recorded at the carrying amounts in the accounts of the transferring entity at the date of transfer.  Refer to paragraph D12 of SFAS 141 and EITF 02-05.

United States Securities and Exchange Commission
January 31, 2006

Company Response

          The transfers from the Ruili Group to Fairford and from Fairford to Ruili Group Ruian Auto Parts Co., Ltd. (the Joint Venture) were recorded at the carrying amounts as the transfers of assets were between controlled or controlling related parties as required by paragraph D12 of SFAS 141 and EITF 02-05.

Consolidated Balance Sheets, page F-2

          8.          Please revise the notes to your filing to explain what is included in the prepayments line item of the balance sheet.  You should also revise your discussion of liquidity and financial condition to discuss any material prepayment transactions for each period presented.

Company Response

          We have revised the notes to the financial statements to explain what is included in the prepayments line item in the balance sheet and have revised the discussion of liquidity and financial condition to discuss the material prepayment transactions for each period presented.

Consolidated Statement of Changes in Stockholders’ Equity, page F-4

          9.          All periods presented should be adjusted for the one for fifteen reverse stock split in July 2004.  The number of issued and outstanding shares presented on the face of your consolidated balance sheets should also be adjusted.  Please revise.  Please also revise subsequent Forms 10-QSB.

Company Response

          We have revised the financial statements for all periods to reflect the one for fifteen reverse stock split that occurred in July 2004.

Consolidated Statements of Income, page F-5

          10.         For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of fiscal 2004 to the date of the reverse takeover should be the number of shares you issued to the shareholders of Fairford.  For the period from the date of the reverse takeover to the end of fiscal 2004, the number of shares to be used in the calculation of the earnings per share should be your actual number of shares outstanding in that period.  The earnings per share to be disclosed for the comparative periods should be computed by dividing the earnings of your predecessor by the number of shares you issued to Fairford in the reverse takeover transaction.  Your assumptions used in the earnings per share calculation should be disclosed along with all other disclosures required by paragraph 40 of SFAS 128.  All periods presented should be adjusted for the one for fifteen reverse stock split in July 2004.  Please revise.  Please also revise subsequent Forms 10-QSB.

United States Securities and Exchange Commission
January 31, 2006

Company Response

          We have revised the computation of earnings per share and the number of shares outstanding for all periods presented to reflect the number of shares issued to the shareholders of Fairford (post reverse stock split) and the new shares issued for each period.  We have revised our disclosures to reflect the assumptions used in the calculation of earnings per share along with all other disclosures required by paragraph 40 of SFAS 128.

Consolidated Statement of Cash Flows, page F-6

          11.          Please explain the line item “Minority Interest Distribution Via Discontinued Operations” and tell us why it is properly disclosed as a non-cash investing and financing activity.

Company Response

          We have revised the statement of cash flows to eliminate the line item “Minority Interest Distribution via Discontinued Operations” and to properly reflect both the cash and non-cash transactions associated with the discontinued operations.

          12.         Please revise to disclose your issuance of shares as a result of the May 2004 Share Exchange Agreement between you and Fairford as a supplemental disclosure of a non-cash investing and financing activity.

Company Response

          We also revised the statement of cash flows to disclose the issuance of shares as a result of the May 2004 share exchange agreement in the non-cash investing and financing activities.

Notes to Consolidated Financial Statements, page F-7

          Note 1.  Organization/Summary of Significant Accounting Policies, page F-7

          Description of Business, Page F-7

          13.          Please define what you mean when you refer to the “Company” throughout your filing.  In this regard, it appears that your references to the “Company” in Note 1 refer to SORL Auto Parts, Inc. (Sorl) while similar references to the “Company” in Note 11 do not appear to refer to SORL.  Please revise your Form 10-KSB and subsequent Forms 10-QSB, as applicable, to be consistent throughout in your use of the term the “Company.”

United States Securities and Exchange Commission
January 31, 2006

Company Response

          We have revised the disclosures throughout the financial statements to clarify our references to the “Company” so that it is clear which company is being referred to.

Revenue Recognition, page F-9

          14.         On page 8 you disclose that you rent storage space at certain OEM customer locations. Please tell us, and revise to disclose, how you account for inventory at customer sites.  Revise your filing to explain when delivery is considered to occur for purposes of revenue recognition when the inventory sold is already at the customer location prior to the sale.

Company Response

          We have revised the disclosure on page 8 to clarify why and for what period we were renting space at an OEM and that the service was discontinued by year end 2004.

Note 2. Related Party Transactions, page F-11

          15.          You had significant related party payables and related party purchases as of and for the year ended December 31, 2004.  We noted in your Form l0-QSB for the quarterly period ended March 31, 2005 that you are purchasing finished products and packaging material from Ruili.  Please revise the Form 10-KSB to disclose the nature of the relationship and descriptions of the material transactions.  Refer to SFAS 57 Please clarify in the Form 10-KSB and subsequent Forms 10-QSB your relationship with Ruili to explain why you are purchasing finished products and packaging materials from Ruili.  Based on your disclosures it appears that the business that was transferred to Fairford on January 19, 2004 included all operations and Ruili no longer would manufacture products or packaging.

Company Response

          We have revised the disclosures to more fully describe the nature of the relationship with Ruili and the description of material transactions for the purchase of finished products and packaging materials related to non-valve automotive products.

Item 8A.  Controls and Procedures, page 25

          16.          Please revise your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).  Your current disclosure does not achieve this objective.

United States Securities and Exchange Commission
January 31, 2006

Company Response

          We have revised the principal executive and financial officers’ conclusion as to the effectiveness of our disclosure controls and procedures in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-QSB for the Quarterly Period Ended March 31, 2005

          General

          17.          Please amend your Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 to file on Form 10-Q.  Since your revenues exceeded $25 million for two consecutive fiscal years as of December 31, 2004, you are no longer eligible to file using the reduced disclosure format permitted by Regulation S-B.  Ensure that your amended filings include all disclosures required by Regulation S-K and Regulation S-X.

Company Response

          Per discussions with the staff, the Company is entitled to report as a small business issuer through the fiscal year in which the acquisition has occurred.  The Company in good faith had determined, based upon the best available information including discussions with the Division of Corporation Finance on previous reverse acquisitions, that the applicable thresholds regarding small business status should be based on the financial statements of the registrant as opposed to the accounting acquirer.

          The Company fully intends to comply with the provisions under Regulation  S-K in all future filings. In as much as there was no clear guidance available as to whether the thresholds should be that of the registrant or the accounting acquirer, and further that the revisions that are made to the 2005 quarterly filings are relatively immaterial in nature, we are respectfully requesting that permission be granted to the Company to adopt the provisions of Regulation S-K prospectively beginning with the year ended December 31, 2005 and all future reports.

          18.          Your predecessor, Fairford, acquired a 90% interest in the Joint Venture on January 19, 2004.  However, your quarter ended March 31, 2004 financial statements reflect no minority interest.  Please revise or advise.

Company Response

          The financial statements have been revised to reflect the minority’s interest income for the quarter ended March 31, 2004.

          19.          Please revise to furnish the information required by Items 307 and 308(c) of Regulation S-B.

United States Securities and Exchange Commission
January 31, 2006

Company Response

          Disclosure has been added to Item 8A to furnish information required by Items 307 and 308(c) regarding management’s conclusions with respect to the effectiveness of its disclosure controls.  Certifications from the Principal Executive and Principal Financial Officers have also been similarly revised.

          20.          Please revise to file or incorporate by reference all exhibits required by Item 601 of Regulation S-B.  In this regard we note that you do not file or incorporate by reference your Articles of Incorporation, Bylaws, or any material contracts.

Company Response

          Revisions have been made to file or incorporate by reference all exhibits required by Item 601 of Regulation S-B.

          21.          Please revise your disclosure to explain the significant increase in accounts receivable during the six month period ended June 30, 2005.  Since your accounts receivable exceed the sales for the quarter ended June 30, 2005, it appears that your days sales outstanding (DSO) exceed 90 days.  If you have changed your credit terms from the 45-60 day terms disclosed in your Form 10-KSB, please clarify.  To the extent that the increase in accounts receivable results from an increase in DSO, please revise to disclose DSO as of December 31, 2004 and June 30, 2005 and address any trends in DSO that may impact your liquidity.  Explain your consideration of the need for an increase in the allowance for doubtful accounts in light of the increase in receivables.

Company Response

          Disclosure has been added to the Liquidity and Capital Resources section to indicate that the increase in accounts receivable for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 have increased primarily as a result of offering extended credit terms of 120 days to OEM customers as opposed to the normal credit terms of 45-60 days.

          Disclosure has also been added to reflect the DSO for each of those quarters as compared to the prior year end.

          22.          Please revise your disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-1S(e).  Your current disclosure does not achieve this objective.

Company Response

          Our disclosures have been revised for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 to include all of the elements required under the Exchange Act Rules.  Additionally, the disclosures include the conclusions regarding the effectiveness of the controls as required.  The initial filings omitted the disclosures as the Company deemed them unnecessary under the current regulations for small business filers.

United States Securities and Exchange Commission
January 31, 2006

          23.          Please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  See Item 308(c) of Regulation S-B.

Company Response

          The disclosure has been revised for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 to indicate that no changes occurred in the Company’s internal controls during those periods.

          In the interests of establishing better communications in the future, please communicate any follow-up questions directly to our counsel, David Ficksman, (tel. no.:  310-789-1290; fax:  310-789-1490; email:  dficksman@troygould.com.)

          We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

cc:	David He
Nicholas Bottini
Gerry Goldberg
Adam Phippen
David Ficksman